UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SAASMAX, INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

78514T101
(CUSIP Number)

ROB RAINER
3254 Prospect Ave.,
La Crescenta, CA 91214
(818) 249-1157
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box       ..

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78514T101

1.

Names of Reporting Person:

ROB RAINER

___________________________________________________________________________________________________

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

a.

      .

b.

      .

NOT APPLICABLE

___________________________________________________________________________________________________

3.

SEC Use Only:

___________________________________________________________________________________________________

4.

Source of Funds (See Instructions):

00 and PF

___________________________________________________________________________________________________

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

N/A

___________________________________________________________________________________________________

6.

Citizenship or Place of Organization:

USA

___________________________________________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:

2,123,500 shares of common stock

___________________________________________________________________________________________________

8.

Shared Voting Power:

N/A

___________________________________________________________________________________________________

9.

Sole Dispositive Power:

2,123,500 shares of common stock

___________________________________________________________________________________________________

10.

Shared Dispositive Power:

N/A

___________________________________________________________________________________________________

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:  2,123,500 shares of common stock

___________________________________________________________________________________________________

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

___________________________________________________________________________________________________

13.

Percent of Class Represented by Amount in Row (11):

51.1%

___________________________________________________________________________________________________

14.

Type of Reporting Person (See Instructions):

IN

___________________________________________________________________________________________________

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CUSIP No. 78514T101

This Schedule 13D/A (Amendment No. 1) is being filed by Rob Rainer (the “Reporting Person”) relating to Shares of Common Stock, par value $0.001 per share, of SaaSMAX, Inc. (the “Issuer”) having its principal executive offices located at 3254 Prospect Ave., La Crescenta, CA 91214.

This Schedule 13D/A (Amendment No. 1) amends and supplements the Schedule 13D of the Reporting Person filed on August 1, 2013 with the Securities and Exchange Commission.  Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by the addition of the following:

The Reporting Person is the beneficial owner of 2,123,500 shares of Common Stock of the Issuer (the “Shares”).

On February 4, 2014, the Reporting Person acquired an additional 605,192 shares of the Issuer’s common stock (the “Transferred Shares”) pursuant to the terms of a share transfer agreement dated February 4, 2014 between the Reporting Person and Harold C. Moll.  Upon completion of the share transfer, there was a resulting change in control as the Reporting Person now owns 2,123,500 Shares of the Common Stock of the Issuer representing 51.1% of the issued and outstanding shares of the Issuer.

ITEM 4.

PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

As a result of the completion of the Transferred Shares as described in Item 3 above, the Reporting Person now owns 51.1% of the outstanding shares of the Company’s common stock.  On February 4, 2014, the Reporting Person was appointed to replace the Issuer’s resigning CEO and President, Harold Moll, and remains the sole Director and Officer of the Issuer.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby replaced and superseded in its entirety by the following description:

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)

Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owns 2,123,500 Shares of Common Stock of the Issuer.  The 2,123,500 Shares of Common Stock are held directly by the Reporting Person.

The 2,123,500 Shares of Common Stock beneficially owned by the Reporting Person represents approximately 51.1% of the Issuer’s outstanding Shares of Common Stock based on 4,151,524 Shares of Common Stock outstanding as at February 4, 2014.

(b)

Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)

Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 above.

(d)

Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

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CUSIP No. 78514T101

(e)

Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2014
Date
/s/ Rob Rainer
Signature
ROB RAINER
Name/Title

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